March 18, 2024	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-276254) Hashdex Bitcoin ETF Amendment No. 6 to Registration Statement on Form S-1

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate, as a separate series of the Registrant, the Hashdex Bitcoin ETF (the “Fund”), we are filing together with this correspondence Pre-Effective Amendment No. 6 (“Amendment”) to the Registrant’s registration statement on Form S-1 (“Registration Statement”) (File No. 333-276254). The Amendment provides the Registrant’s responses to comments of the National Futures Association (the “NFA”) presented in the NFA’s comment letter dated March 13, 2024 (“NFA Comment Letter”), addressing Pre-Effective Amendment No. 5 to the Registration Statement that was filed by the Registrant on March 5, 2024 (“Pre-Effective Amendment No. 5”).

The Registrant notes the only revisions to Pre-Effective Amendment No. 5 were to the sections “PROSPECTUS SUMMARY – Breakeven Analysis” and “THE SPONSOR – Management of the Sponsor”. Please be advised that we are also providing the materials listed below in supplement to this correspondence:

•	NFA Comment Letter; and
•	A response letter dated March 18, 2024 from my partner, Cheryl Isaac, on behalf of the Registrant and the Sponsor responding to the NFA Comment Letter.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

/s/ Peter J. Shea
Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Mr. Justin Dobbie, Division of Corporation Finance

Ms. Sonia Bednarowski, Division of Corporation Finance

Mr. Eric Envall, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP

Exhibit A

March 13, 2024

Sent via Electronic Mail

Mr. Michael Venuto

234 West Florida Street

Suite 203

Milwaukee, WI 53204

mvenuto@tidalfg.com

Re:	Hashdex Bitcoin Futures ETF Pool ID #170550 Tidal Commodities Trust I Pool ID #184748

Dear Mr. Venuto:

NFA has reviewed the February 16, 2024 disclosure document (Document) that was received on March 6, 2024 and noted several items that do not comply with NFA Rules and CFTC Regulations. Before Tidal Investments LLC uses the Document to solicit participants, you will need to make all of the corrections listed below and resubmit the Document to NFA.

1.	The break-even point does not appear to be accurate based upon the estimated income and expenses included in the analysis.

2.	NFA noted the basis for the estimated brokerage commissions and fees included in the analysis has not changed since the prior filing, however the estimated amount has changed significantly since the prior filing. Please include in your response to this letter the reason for this change. Further, as discussed, please ensure that all revenues and expenses are determined using the fund's current net assets or net asset value per share as applicable.

3.	As of March 11, 2024, Erik Falkeis is pending as a Principal of Tidal Investments LLC. If the final dated copy of the Document will be dated as of a date subsequent to this, the revised submission should identify him as a pending or listed Principal of the Sponsor as well as include as part of his business background the effective date of his Principal listing.

4.	Upon completion, the Document and the Statement of Additional Information must be dated.

5.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

320 South Canal, Suite 2400   |   Chicago, IL 60606   |   312-781-1300   |   www.nfa.futures.org

Please be advised that this Document may not be used to solicit participants until the above comments have been corrected, a revised Document has been filed, and the firm has received an acceptance notification from NFA. The use of this Document without NFA's acceptance will result in violations of NFA Rules and CFTC Regulations and could subject the firm to possible disciplinary action.

To facilitate NFA's review and acceptance process, the resubmission of this Document must include two attachments, one that is a clean copy and one that is "marked" to identify the deletions and additions that have been made to this Document. NFA will reject any future filings of this Document not in this format.

If I may be of assistance to you as you make the revisions, feel free to contact me at 312-781-1457.

Sincerely,

Jane Pfeiffer Compliance Department

320 South Canal, Suite 2400   |   Chicago, IL 60606   |   312-781-1300   |   www.nfa.futures.org

Exhibit B

March 18, 2024	Cheryl L. Isaac
cheryl.isaac@klgates.com

Jane Pfeiffer
Compliance Department
National Futures Association	T +1 202 778 9089
320 South Canal, Suite 2400	F +1 202 778 9100
Chicago, IL 60606

Re:	Hashdex Bitcoin Futures ETF Pool ID #170550

Dear Ms. Pfeiffer:

This letter is in response to the comments received from the National Futures Association (NFA) on March 13, 2024 with respect to the Hashdex Bitcoin Futures ETF (NFA Pool ID #170550). K&L Gates LLP is outside counsel to Tidal Investments LLC (NFA ID #0526060), the commodity pool operator for the Hashdex Bitcoin Futures ETF, and we are sending these responses on Tidal’s behalf.

Below, we respond in line to each of the NFA’s comments:

1.	The break-even point does not appear to be accurate based upon the estimated income and expenses included in the analysis.

The calculations for the breakeven point in the Disclosure Document have been updated to accurately reflect the estimated income and expenses.

2.	NFA noted the basis for the estimated brokerage commissions and fees included in the analysis has not changed since the prior filing, however the estimated amount has changed significantly since the prior filing. Please include in your response to this letter the reason for this change. Further, as discussed, please ensure that all revenues and expenses are determined using the fund's current net assets or net asset value per share as applicable.

The basis for estimated commissions and fees has been updated and should now be correct in the Disclosure Document. The revenues and expenses have also been updated to reflect the fund’s current net assets and net asset value, as applicable.

3.	As of March 11, 2024, Eric Falkeis is pending as a Principal of Tidal Investments LLC. If the final dated copy of the Document will be dated as of a date subsequent to this, the revised submission should identify him as a pending or listed Principal of the Sponsor as well as include as part of his business background the effective date of his Principal listing.

This has been corrected in the Disclosure Document, and Eric Falkeis is now listed as a pending Principal of Tidal Investments LLC. Mr. Falkeis has completed and filed Form 8-R with the NFA, but has not yet submitted his fingerprint card. He will be listed as “pending” until he completes all of his NFA principal filing requirements.

K&L GATEs LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

4.	Upon completion, the Document and the Statement of Additional Information must be dated.

Tidal acknowledges this requirement and agrees that it will date the Disclosure Document and Statement of Additional Information once finalized.

5.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

The SEC has confirmed that it has no further comments on the Hashdex Bitcoin Futures ETF, so we will not be including any SEC correspondence in this submission to the NFA.

We believe our responses should address all of the NFA’s comments and concerns, but please do not hesitate to reach out with any additional comments or questions.

Sincerely,

/s/ Cheryl L. Isaac
Cheryl L. Isaac
Partner, K&L Gates LLP

K&L GATEs LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com